UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 6)

                             VIROPHARMA INCORPORATED
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.002 PER SHARE
                         (Title of Class of Securities)

                                    928241108
                                 (CUSIP Number)

                             KENNETH M. SOCHA, ESQ.
                                     PSV, LP
                         2099 PENNSYLVANIA AVENUE, N.W.
                                    SUITE 900
                           WASHINGTON, D.C. 20006-1813
                            TEL. NO.: (202) 452-0101
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            BRUCE A. GUTENPLAN, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                FEBRUARY 26, 2002
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 98241108                                                 PAGE  2 OF 20

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         PSV, LP

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)    [_]

         (b)    [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                 NUMBER OF                          1,068,146 (1)
                   SHARES
                BENEFICIALLY                  8     SHARED VOTING POWER
                  OWNED BY                          0
                    EACH
                 REPORTING                    9     SOLE DISPOSITIVE POWER
                   PERSON                           1,068,146 (1)
                    WITH
                                              10    SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,068,146 (1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6%

14       TYPE OF REPORTING PERSON*
         PN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1    Includes Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 928241108                                                PAGE  3 OF 20

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         PSV GP, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [_]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                 NUMBER OF                          1,068,146 (1)
                   SHARES
                BENEFICIALLY                  8     SHARED VOTING POWER
                  OWNED BY                          0
                    EACH
                 REPORTING                    9     SOLE DISPOSITIVE POWER
                   PERSON                           1,068,146 (1)
                    WITH
                                              10    SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,068,146 (1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6%

14       TYPE OF REPORTING PERSON*
         OO

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1    Includes Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 928241108                                                PAGE  4 OF 20

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         PSV Partners, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [_]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                 NUMBER OF                          0
                   SHARES
                BENEFICIALLY                  8     SHARED VOTING POWER
                  OWNED BY                          595,000 (1)
                    EACH
                 REPORTING                    9     SOLE DISPOSITIVE POWER
                   PERSON                           0
                    WITH
                                              10    SHARED DISPOSITIVE POWER
                                                    595,000 (1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         595,000 (1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.5%

14       TYPE OF REPORTING PERSON*
         OO

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1    Represents Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 928241108                                                PAGE  5 OF 20

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         SFM Participation, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [_]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                 NUMBER OF                          473,146
                   SHARES
                BENEFICIALLY                  8     SHARED VOTING POWER
                  OWNED BY                          595,000 (1)
                    EACH
                 REPORTING                    9     SOLE DISPOSITIVE POWER
                   PERSON                           473,146
                    WITH
                                              10    SHARED DISPOSITIVE POWER
                                                    595,000 (1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,068,146

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6%

14       TYPE OF REPORTING PERSON*
         PN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1    Represents Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 928241108                                                PAGE  6 OF 20

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         SFM AH, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [_]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                 NUMBER OF                          473,146
                   SHARES
                BENEFICIALLY                  8     SHARED VOTING POWER
                  OWNED BY                          595,000 (1)
                    EACH
                 REPORTING                    9     SOLE DISPOSITIVE POWER
                   PERSON                           473,146
                    WITH
                                              10    SHARED DISPOSITIVE POWER
                                                    595,000 (1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,068,146

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6%

14       TYPE OF REPORTING PERSON*
         CO

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1    Represents Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 928241108                                                PAGE  7 OF 20

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Rappahannock Investment Company

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [_]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                  NUMBER OF                         851,646 (800,000 of which
                    SHARES                          shares are subject to a
                 BENEFICIALLY                       forward sale agreement and
                   OWNED BY                         pledge agreement. See Item 4
                     EACH                           herein.)
                  REPORTING
                    PERSON                    8     SHARED VOTING POWER
                     WITH                           724,397 (1)

                                              9     SOLE DISPOSITIVE POWER
                                                    851,646 (800,000 of which
                                                    shares are subject to a
                                                    forward sale agreement and
                                                    pledge agreement. See Item 4
                                                    herein.)

                                              10    SHARED DISPOSITIVE POWER
                                                    724,397 (1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,576,043

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.8%

14       TYPE OF REPORTING PERSON*
         CO

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1    Includes Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 928241108                                                PAGE  8 OF 20

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Frank H. Pearl (in the capacity described herein)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [_]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
                                              7     SOLE VOTING POWER
                 NUMBER OF                          851,646 (800,000 of which
                   SHARES                           shares are subject to a
                BENEFICIALLY                        forward sale agreement and
                  OWNED BY                          pledge agreement. See Item 4
                    EACH                            herein.)
                 REPORTING                    8     SHARED VOTING POWER
                   PERSON                           724,397 (1)
                    WITH
                                              9     SOLE DISPOSITIVE POWER
                                                    851,646 (800,000 of which
                                                    shares are subject to a
                                                    forward sale agreement and
                                                    pledge agreement. See Item 4
                                                    herein.)

                                              10    SHARED DISPOSITIVE POWER
                                                    724,397 (1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,576,043

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.8%

14       TYPE OF REPORTING PERSON*
         IN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1    Includes Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 928241108                                                PAGE  9 OF 20

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         George Soros (in the capacity described herein)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [_]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
                                              7     SOLE VOTING POWER
                      NUMBER OF                     473,146
                       SHARES
                    BENEFICIALLY              8     SHARED VOTING POWER
                      OWNED BY                      595,000 (1)
                        EACH
                      REPORTING               9     SOLE DISPOSITIVE POWER
                       PERSON                       473,146
                        WITH
                                              10    SHARED DISPOSITIVE POWER
                                                    595,000 (1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,068,146

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6%

14       TYPE OF REPORTING PERSON*
         IA

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1    Represents Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 928241108                                                PAGE 10 OF 20

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Soros Fund Management LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [_]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                      NUMBER OF                     473,146
                       SHARES
                    BENEFICIALLY              8     SHARED VOTING POWER
                      OWNED BY                      595,000 (1)
                        EACH
                      REPORTING               9     SOLE DISPOSITIVE POWER
                       PERSON                       473,146
                        WITH
                                              10    SHARED DISPOSITIVE POWER
                                                    595,000 (1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,068,146

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6%

14       TYPE OF REPORTING PERSON*
         00; IA

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------
1    Represents Warrant to purchase an aggregate of 595,000 shares of Common
     Stock.

CUSIP NO. 928241108                                                PAGE 11 OF 20

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Perseus Capital, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [_]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                 NUMBER OF                          851,646 (800,000 of which
                   SHARES                           shares are subject to a
                BENEFICIALLY                        forward sale agreement and
                  OWNED BY                          pledge agreement. See Item 4
                    EACH                            herein.)
                 REPORTING
                   PERSON                     8     SHARED VOTING POWER
                    WITH                            0

                                              9     SOLE DISPOSITIVE POWER
                                                    851,646 (800,000 of which
                                                    shares are subject to a
                                                    forward sale agreement and
                                                    pledge agreement. See Item 4
                                                    herein.)

                                              10    SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         851,646

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.8%

14       TYPE OF REPORTING PERSON*
         00

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 928241108                                                PAGE 12 OF 20

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Perseus Management, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [_]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                 NUMBER OF                          851,646 (800,000 of which
                   SHARES                           shares are subject to a
                BENEFICIALLY                        forward sale agreement and
                  OWNED BY                          pledge agreement. See Item 4
                    EACH                            herein.)
                 REPORTING
                   PERSON                     8     SHARED VOTING POWER
                    WITH                            0
                                              9     SOLE DISPOSITIVE POWER
                                                    851,646 (800,000 of which
                                                    shares are subject to a
                                                    forward sale agreement and
                                                    pledge agreement. See Item 4
                                                    herein.)

                                              10    SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         851,646

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.8%

14       TYPE OF REPORTING PERSON*
         00

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 928241108                                                PAGE 13 OF 20

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Perseus, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [_]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
                                              7     SOLE VOTING POWER
                 NUMBER OF                          851,646 (800,000 of which
                  SHARES                            shares are subject to a
                BENEFICIALLY                        forward sale agreement and
                  OWNED BY                          pledge agreement. See Item 4
                    EACH                            herein.)
                 REPORTING
                   PERSON                     8     SHARED VOTING POWER
                    WITH                            129,397

                                              9     SOLE DISPOSITIVE POWER
                                                    851,646 (800,000 of which
                                                    shares are subject to a
                                                    forward sale agreement and
                                                    pledge agreement. See Item 4
                                                    herein.)

                                              10    SHARED DISPOSITIVE POWER
                                                    129,397

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         981,043

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.4%

14       TYPE OF REPORTING PERSON*
         00

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 928241108                                                PAGE 14 OF 20

                  This Amendment No. 6 ("Amendment No. 6) to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on May 17, 1999 (the "Original 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on July 1, 2000, as amended by Amendment No. 2 to the Schedule 13D filed on May 17, 2001, as amended by Amendment No. 3 to the Schedule 13D filed on September 17, 2001, as amended by Amendment No. 4 to the Schedule 13D filed on November 2, 2001, as amended by Amendment No. 5 to Schedule 13D filed on December 27, 2001, relating to the common stock (the "Common Stock"), par value $.002 per share, issued by ViroPharma Incorporated, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original 13D.

ITEM 1.  SECURITY AND ISSUER.

                  No change.

ITEM 2.  IDENTITY AND BACKGROUND.

                  No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No change.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and supplemented as follows:

                  As discussed below in Item 5(c), each of the Purchaser and Perseus Capital sold an aggregate of 200,000 and 51,000 shares of Common Stock, respectively, pursuant the Registration Statement.

                  In addition, on March 5, 2002, Perseus Capital entered into a forward sale arrangement pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") with JPMorgan Chase Bank, a New York banking corporation ("Buyer"), and J.P. Morgan Securities Inc., a Delaware corporation ("JPMS"), as its agent, relating to up to 800,000 shares of the Common Stock. Pursuant to the terms of the Stock Purchase Agreement, Perseus Capital will be required to deliver, in one or more tranches, up to a maximum of 800,000 shares of Common Stock (the "Maximum Shares") to the Buyer on the settlement date of the transaction, which is the third business day immediately following the last day of a five trading day period preceding and including the maturity date. The maturity date of the initial tranche is July 5,

CUSIP NO. 928241108                                                PAGE 15 OF 20


2002. The Stock Purchase Agreement provides that, subject to the agreement of parties, there may be one or more additional tranches subject to the terms of the Stock Purchase Agreement.

                  The precise number of shares of Common Stock to be delivered by Perseus Capital will be determined as of the settlement date(s) in accordance with the terms of the Stock Purchase Agreement. The purchase price to be received by Perseus Capital in consideration for the Maximum Shares will be determined on the basis of hedging transactions in the Common Stock to be conducted by the Buyer at any time during a hedging period specified in the Stock Purchase Agreement. A copy of the Stock Purchase Agreement is being filed as Exhibit 2 to this Amendment No. 6.

                  In connection with the forward sale arrangement and pursuant to the Stock Purchase Agreement, Perseus Capital, the Buyer and JPMS entered into a Pledge Agreement (the "Pledge Agreement"). Pursuant to the Pledge Agreement, Perseus Capital pledged the Maximum Shares into a collateral account with JPMS, as collateral agent. A copy of the Pledge Agreement is being filed as
Exhibit 3 to this Amendment No. 6.

                  Except as otherwise set forth in the Original 13D or any amendment thereto, including this Amendment No. 6, no Reporting Person or any individual otherwise identified in Item 2 has any present plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) As of the date hereof: (i) each of the Purchaser, PSV GP, SFM Participation, SFM AH, Mr. Soros and SFM LLC may be deemed to beneficially own an aggregate of 1,068,146 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 22,744,310 shares of Common Stock outstanding as of February 15, 2002 as disclosed by the Company in the Form 10-K for the year ended December 31, 2001, represents approximately 4.6% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d); (ii) each of Rappahannock and Mr. Pearl may be deemed to beneficially own an aggregate of 1,576,043 shares of Common Stock (which includes the shares held by Perseus Capital and the Warrants held by the Purchaser and an additional 129,397 shares of Common Stock beneficially owned by New York Life BioVenture Partners LLC, a Delaware limited liability company ("New York Life"), as more fully discussed below) which,

CUSIP NO. 928241108                                                PAGE 16 OF 20

based on calculations made in accordance with Rule 13d-3(d) and there being 22,744,310 shares of Common Stock outstanding as discussed above, represents approximately 6.8% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d); (iii) Perseus may be deemed to beneficially own an aggregate of 981,043 shares of Common Stock (which includes the shares held by Perseus Capital and an additional 129,397 shares of Common Stock beneficially owned by New York Life, as more fully discussed below) which, based on calculations made in accordance with Rule 13d-3(d) and there being 22,744,310 shares of Common Stock outstanding discussed above, represents approximately 4.4% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d); (iv) each of Perseus Capital and Perseus Management may be deemed to beneficially own an aggregate of 851,646 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 22,744,310 shares of Common Stock outstanding as discussed above, represents approximately 3.8% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d); and (v) PSV Partners may be deemed to beneficially own an aggregate of 595,000 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 22,744,310 shares of Common Stock outstanding as discussed above, represents approximately 2.5% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d). As noted above, Perseus, Rappahannock and Mr. Pearl may be deemed to beneficially own the 129,397 shares of Common Stock owned by New York Life. Mr. Pearl is the sole shareholder of Rappahannock, which is the sole member of Perseus, a member of Perseus Biotech Advisors, LLC ("Perseus Biotech Advisors"). Pursuant to a management agreement executed on August 1, 2000 (the "Management Agreement"), New York Life Investment Management, LLC, the sole manager of New York Life, retained Perseus Biotech Advisors to act as investment manager of New York Life. The Management Agreement is a general agreement pursuant to which Perseus Biotech Advisors became the investment manager of New York Life with respect to its portfolio companies. Prior to August 1, 2000, New York Life acquired its shares of Common Stock. As a result of the Management Agreement, Perseus, Rappahannock and Mr. Pearl may be deemed to beneficially own the 129,397 shares of Common Stock currently owned by New York Life.

                  (b)      (i)      Each of the Purchaser and PSV GP may be
deemed to have sole power to direct the voting and disposition of the 1,068,146 shares of Common Stock (including the Warrants) beneficially owned by the Purchaser. With respect to the 473,146 shares of Common Stock beneficially

CUSIP NO. 928241108                                                PAGE 17 OF 20

owned by the Purchaser, each of SFM Participation, SFM AH, Mr. Soros and SFM LLC may be deemed to have sole power to direct the voting and disposition of such shares. With respect to the 851,646 shares of Common Stock beneficially owned by Perseus Capital, each of Perseus Management, Perseus, Rappahannock and Mr. Pearl may be deemed to have the sole power to direct the voting and disposition of such shares.

                           (ii)     By virtue of the relationships between and
among the Reporting Persons, each of PSV Partners, SFM Participation, SFM AH, Rappahannock, Mr. Pearl, Mr. Soros and SFM LLC may be deemed to share the power to direct the voting and disposition of the 595,000 shares of Common Stock issuable upon exercise of the Warrant beneficially owned by the Purchaser.

                           (iii)    Perseus, Rappahannock and Mr. Pearl may be
deemed to share the power to direct the voting and disposition of the 129,397 shares of Common Stock owned by New York Life. Each of the Reporting Persons, other than Perseus, Rappahannock and Mr. Pearl, disclaim beneficial ownership of the 129,397 shares of Common Stock owned by New York Life.

                  (c) Between January 1, 2002 and March 5, 2002, each of the Purchaser and Perseus Capital sold the following number of shares under the Registration Statement on the dates and for the prices set forth below:

                                    PURCHASER
                                    ---------

           DATE                     SHARES SOLD             PRICE PER SHARE
           ----                     -----------             ---------------
         02/26/02                      100,000                $    17.3560
         02/27/02                       47,590                     17.2236
         03/04/02                       41,816                     17.0012
         03/05/02                       10,594                     17.0000

                                 PERSEUS CAPITAL
                                 ---------------

           DATE                     SHARES SOLD             PRICE PER SHARE
           ----                     -----------             ---------------
         02/11/02                      12,000                 $    19.8667
         02/12/02                      30,000                      19.8783
         02/26/02                       7,500                      17.4000
         02/27/02                       1,500                      17.4593

                  All such sales were made in the open market.

                  (d) Other than with respect to the pledged shares, the partners of the Purchaser and the members of Perseus Capital have the right to participate in the receipt of dividends from, or proceeds from

CUSIP NO. 928241108                                                PAGE 17 OF 20

the sale of, the Securities held for the account of each of the Purchaser and Perseus Capital in accordance with their ownership interests in each of the Purchaser and Perseus Capital. In accordance with the Stock Purchase Agreement, JPMS has the right to receive dividends with respect to the pledged shares.

                  (e)      No change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  On February 25, 2002 and February 26, 2002, the Purchaser purchased put option contracts entitling the Purchaser to sell 2,000 shares of Common Stock. On March 5, 2002, Perseus Capital entered into a Stock Purchase Agreement with the Buyer and JPMS, all as more fully described in Item 4 above.

                  In connection with the Stock Purchase Agreement described in
Item 4 above, Perseus Capital has entered into the Pledge Agreement, pursuant to which Perseus Capital has pledged the Maximum Shares to the Buyer to secure its obligations under the Stock Purchase Agreement. The occurrence of certain defaults by Perseus Capital under the Stock Purchase Agreement could cause acceleration of the Stock Purchase Agreement and of the required delivery of the Maximum Shares. Under the terms of the Pledge Agreement, Perseus Capital retains the right to vote the Maximum Shares.

                  The foregoing summaries of the Stock Purchase Agreement and the Pledge Agreement are qualified in their entirety by reference to Exhibits 2 and 3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Incorporate by reference the Power of Attorney, filed as Exhibit 2 to Amendment No. 1 to the Schedule 13D, appointing Richard D. Holahan, Jr., Attorney-In-Fact for George Soros.

                  Exhibit 2: Stock Purchase Agreement dated as of March 5, 2002 among Perseus Capital, LLC, JPMorgan Chase Bank and J.P. Morgan Securities Inc.

                  Exhibit 3: Pledge Agreement dated as of March 5, 2002 among Perseus Capital, LLC, and JPMorgan Chase Bank for the benefit of JPMorgan Chase Bank.

CUSIP NO. 928241108                                                PAGE 19 OF 20


                                    SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 2002

                                   PSV, LP

                                   By:  PSV GP, LLC,
                                        General Partner

                                   By:  SFM Participation, L.P.,
                                        Member

                                   By:  SFM AH, Inc.,
                                        General Partner

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Secretary


                                   PSV GP, LLC

                                   By:  SFM Participation, L.P.,
                                        Member

                                   By:  SFM AH, Inc.,
                                        General Partner

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Secretary


                                   PSV PARTNERS, LLC

                                   By:  Rappahannock Investment Company,
                                        Managing Member

                                   By:  /s/ Frank H. Pearl
                                        ---------------------------------------
                                        Name:   Frank H. Pearl
                                        Title:  Sole Shareholder


                                   RAPPAHANNOCK INVESTMENT COMPANY

                                   By:  /s/ Frank H. Pearl
                                        ---------------------------------------
                                        Name:   Frank H. Pearl
                                        Title:  Sole Shareholder


                                   MR. FRANK H. PEARL

                                   By:  /s/ Frank H. Pearl
                                        ---------------------------------------
                                        Name:   Frank H. Pearl

CUSIP NO. 928241108                                                PAGE 20 OF 20


                                   SFM PARTICIPATION, L.P.

                                   By:  SFM AH, Inc.,
                                        General Partner

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Secretary


                                   SFM AH, INC.

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Secretary


                                   MR. GEORGE SOROS

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Attorney-in-fact


                                   SOROS FUND MANAGEMENT LLC

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Assistant General Counsel


                                   PERSEUS CAPITAL, LLC

                                   By:  /s/ Kenneth M. Socha
                                        ---------------------------------------
                                        Name:   Kenneth M. Socha
                                        Title:  Executive Vice President


                                   PERSEUS MANAGEMENT, LLC

                                   By:  /s/ Kenneth M. Socha
                                        ---------------------------------------
                                        Name:   Kenneth M. Socha
                                        Title:  Executive Vice President


                                   PERSEUS, LLC

                                   By:  /s/ Kenneth M. Socha
                                        ---------------------------------------
                                        Name:   Kenneth M. Socha
                                        Title:  Executive Vice President